Filed by AK Steel Holding Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

The following is an email sent to employees of AK Steel Holding Corporation on January 22, 2020

From:	Roger Newport/AKSTEEL
To:
Date:	01/22/2020 09:17 AM
Subject:	Employee Update about AK Steel Planned Merger with Cleveland-Cliffs

Good morning! I want to provide an update to the email I sent to you on December 3 about the planned merger with Cleveland-Cliffs.

The transaction is progressing well and is still expected to close in the first half of this year, subject to approval by the shareholders of both companies, receipt of required regulatory approvals and the satisfaction of other customary closing conditions.

On the legal front, we have made good progress on the various regulatory matters:

1) Over the last several weeks, both companies made the necessary notifications with the U.S., Canadian and Mexican antitrust authorities.

2) Cleveland-Cliffs filed what is called an S-4 Registration Statement with the U.S. Securities and Exchange Commission (SEC) on January 8, which contains a Joint Proxy Statement/Prospectus laying out the analysis and rationale for the planned merger, as well as other relevant information.

3) When the SEC approves the S-4 Registration Statement, both AK Steel and Cleveland-Cliffs will send the Joint Proxy Statement/Prospectus to our respective shareholders, and each company will hold a shareholder meeting to vote on the merger.

4) We expect the transaction will close and the merger will be completed shortly after the approval of shareholders of both companies, and the receipt of the required regulatory approvals.

On the business front, representatives of both companies have formed integration planning teams to begin considering the matters that will be important to ensuring a smooth transition to a combined company. The teams held a kick-off meeting last week at our headquarters and planning meetings took place in virtually every work area. Both sides reported a good, collaborative and positive exchange of information and those discussions and plans will continue throughout the integration process. I would reiterate that until the merger is completed, it is “business as usual” for our company and we must continue to run our ongoing business independently.

Separately, I want to thank you for completing the employee survey in mid-December. Among the many comments to the survey, some employees said they were disappointed that the news regarding this merger was not shared with employees before it was announced broadly. Since we are a public company, we were not permitted by law to share such news with employees in advance of the public announcement—that’s why we laid out a detailed communications plan, including following the public news release immediately with a communication directly to our employees and our union leadership. We continue to be enthusiastic about the merger and the future of the combined company.

While we continue through the merger approval process, I want to thank you for continuing to remain focused on your day-to-day responsibilities, putting safety first, and focusing on operational excellence, quality and customer service.

Sincerely,

Roger Newport

CEO

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AK Steel’s and Cleveland-Cliffs’ current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AK Steel’s or Cleveland-Cliffs’ control.

They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals and anticipated tax treatment, or at all, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of Cleveland-Cliffs to integrate its and AK Steel’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) potential litigation relating to the proposed transaction that could be instituted against AK Steel, Cleveland-Cliffs or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AK Steel’s or Cleveland-Cliffs’ business, including current plans and operations, (vii) the ability of AK Steel or Cleveland-Cliffs to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of Cleveland-Cliffs’ common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement (as defined below) filed with the SEC by Cleveland-Cliffs in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AK Steel’s or Cleveland-Cliffs’ respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AK Steel’s and Cleveland-Cliffs’ respective periodic reports filed with the SEC, including AK Steel’s annual report on Form 10-K and Cleveland-Cliffs’ annual report on Form 10-K. Neither AK Steel nor Cleveland-Cliffs assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on January 8, 2020, Cleveland-Cliffs Inc. (“Cliffs”) filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as it may be amended and supplemented from time to time, the “Registration Statement”) that includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive joint proxy statement/prospectus will be mailed to shareholders of Cliffs and stockholders of AK Steel. Investors and securityholders may obtain copies of the Registration Statement and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by AK Steel are also available from AK Steel free of charge at our website, www.aksteel.com, or by contacting our Investor Relations at (513) 425-5215. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at (216) 694-6544.

Participants in the Solicitation

AK Steel and Cliffs and certain of our respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for company’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Information regarding Cliffs’ directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Additional information regarding the interests of these participants are included in the joint proxy statement/prospectus that forms part of the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated below.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell, or the solicitation of an offer to sell or the solicitation of an offer to buy, any securities or the solicitation of any vote or approval with respect to any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.